UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

1 MTS.RU 1 Attributable to the owners of the Company. 2 The financial results for the Media operating segment are presented in the “Other” category in the Group’s consolidated financial statements. 3 Transactional NPS MTS REPORTS Q1 2023 RESULTS g rew 5 . 8 % year - over - year to RUB 1 39 . 6 bn . i ncreased 2.4% year - over - year to RUB 5 7. 7 bn . amounted to RUB 12. 7 bn or more than tripling year - over - year. Q1 2023 Consolidated Group Revenue Q1 2023 Group OIBDA Q1 2023 Group Net Profit 1 Viacheslav Nikolaev , President & CEO, commented: MOSCOW , May 19 , 2023 — Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (MOEX : MTSS ), a digital ecosystem, announces its first - quarter 2023 financial and operating results . In Q 1 202 3 , Consolidated Group Revenue rose by 5 . 8 % year - over - year to RUB 1 39 . 6 bn , driven primarily by the Company’s Telecom, Adtech , Fintech and Media 2 segments . Group OIBDA in Q 1 202 3 increased 2 . 4 % to RUB 5 7 . 7 bn , supported by F intech, Telecom and Media results . Group Net Profit in Q 1 202 3 improved year - over - year to RUB 12 . 7 bn mainly through decreased financing costs and increased OIBDA . The first quarter showed the growing financial impact of our ecosystem strategy . Today we see that the CLV of an ecosystem customer is up to eight times higher than that of a mobile subscriber . As of the end of the reporting period, the number of MTS ecosystem customers had increased to 13 . 9 million, up 26 . 7 % year - over - year . Meanwhile, we record the multiple growth of customer service tNPS 3 of the ecosystem digital products year - over - year . At the heart of the ecosystem is a sustainable telecom business that ensures the stability of the entire Group while also supporting development in several areas . We are the clear leaders in terms of the number of mobile subscribers and we rank first in terms of the subscriber base for convergent services . We are the digitalization partner for more than 250 thousand Russian companies, from small and medium - sized businesses to enormous industrial holdings . Our transformation into a technology company required a radical upgrade in our IT architecture . Our project to create a single technology platform (“the Platform”) was met with enthusiasm by more than 10 , 000 developers who were able to free themselves from a large number of routine tasks . I am pleased to announce that the average migration rate to the Platform was 24 % across the ecosystem in the first quarter . I would especially like to note the growing economic impact of the introduction of big - data and artificial - intelligence technologies, which, according to our estimates, has already amounted as tens of billions of rubles across the entire ecosystem . In March, we announced a global rebranding that has received very positive reviews from our stakeholders . In the first few months, we have seen an increase in brand awareness from 82 % to 89 % and ad recognition more than twice higher of the average market level .

2 MTS.RU BUSINESS - LINE HIGHLIGHTS TELECOM ▪ Russia connectivity services revenue increased 3.6 % year - over - year to RUB 104.0 bn in Q1 2023 . ▪ The number of three - month active mobile subscribers in Russia decreased slightly to 79. 8 m as of the end of Q1 2023 . ▪ The number of monthly active users of the MyMTS app and the mts.ru authorized area totaled 30.3 m as of the end of Q1 202 3 . FINTECH ▪ Fintech revenue grew 29.4 % year - over - year in Q1 2023 , reaching RUB 19.3 bn . ▪ R etail loan portfolio amounted to RUB 270.0 bn as of the end of Q1 2023. MEDIA ▪ The number of over - the - top media subscribers increased 52.1 % year - over - year to 7.2 m as of the end of Q1 2023 . ▪ The total number of pay - TV viewers ( satellite , cable , IPTV, OTT) rose 28.7 % year - over - year to 11 .6 m as of the end of the reporting period . ECOSYSTEM ▪ The number of ecosystem clients rose to 13 . 9 m , up 26.7 % compared to Q1 2022 . ▪ 45.1% of adjusted B2C revenue 4 came from ecosystem clients in 1Q 2023. 4 Based on B2C connectivity revenue (w/o fixed voice) and the Bank’s operating income before provisions. CB0

3 MTS.RU 5 Financials for 1Q 2022 have been restated due to the deconsolidation of NVision a.s . (Czech Republic). 6 Adjusted OIBDA for Q1 2022 doesn’t include a loss from impairment of non - current assets of RUB 207 m 7 Net of cash proceeds under a sharing agreement. 8 Excluding lease obligations . FINANCIAL RESULTS Consolidated MTS Group key figures 5 (RUB bn) In Q 1 2023 , Group Revenue grew 5 . 8 % to RUB 139 . 6 bn thanks to a rise in incomes from F intech, A dtech , Telecom and Media services . In the meantime, the drop in sales of handsets and accessories, due to import restrictions, continues to tighten topline growth . Group OIBDA in Q 1 2023 saw 2 . 4 % growth year - over - year to RUB 57 . 7 bn . , with the main input from the F intech, Telecom and Media segments . However, higher G&A costs, among other factors, slowed down the increase in OIBDA . Group Net Profit in Q 1 2023 more than tripled on the back of the low comparison base and reached RUB 12 . 7 bn . Compared with the same period a year earlier, the positive impact came from lower interest expenses and depreciation, increased OIBDA, a positive securities revaluation and a write - off of liabilities . Headwinds came from FX differences due to the weakening of the Russian ruble compared with the end of Q 4 2022 . The decrease in year - over - year Group Cash Capital Expenditures is mainly expla ined by accelerated purchases of network equipment in 1 H 2022 . Q 1 2023 CAPEX, aimed primarily at the development of digital ecosystem and network, amounted to RUB 17 . 4 bn . As of the end of Q 1 202 3 , MTS’s Net Debt totaled RUB 3 79 . 1 bn , while the net debt weighted average interest rate remained flat at the level of 7 . 4 % versus Q 4 2022 . The Group’s Net Debt ex - LL to Last - Twelve - Months Adjusted OIBDA ratio didn’t change compared to the end of 2022 and stood at 1 . 7 x . 1Q23 1Q22 Change, % Revenue 1 39. 6 1 3 2 . 0 5.8 % o/w Russia 1 37. 5 1 3 0 . 0 5.8 % Adjusted OIBDA 6 57.7 56.4 2 .4 % o/w Russia 5 7.2 54.9 4.2 % Operating profit 29.2 26.7 9.5 % Profit attributable to the owners of the Company 12.7 3.9 229. 3 % Cash CAPEX 7 17.4 37.3 - 5 3.5 % Net debt 8 379.1 431.0 - 12.1 % Net debt / LTM Adjusted OIBDA 1 .7 1 .9 - 0.2x 3M 202 3 highlights 3M 202 3 3M 202 2 Change , % Operating cash flow 28. 3 9. 0 213.9 % Free cash flow excl. Bank 20.6 - 20.0 n/a CB0

4 MTS.RU 9 Number of owned and franchised MTS stores in operation at the end of the reporting period. (RUB bn) 1Q23 1Q22 Change, % Revenue 1 37.5 1 3 0 . 0 5.8% B2C 9 5 .0 89.2 6.5% Connectivity 67.4 64.3 4.8% Sales of handsets 8.9 11.4 - 22.1% Bank revenue 16.8 12.4 34.8% Other 1.9 1.0 93.3% B2B/G 3 2.5 28.6 13 . 6 % Connectivity 1 8.5 1 6.9 9 . 7 % Adtech 7 .3 5.2 39.3 % Sales of handsets 1.7 2 .4 - 28.5% Bank revenue 2 .1 2.1 0.8% Cloud & other 2 .9 2.1 40.5% B2O 1 8.1 19 .2 - 5.8% Eliminations - 8.1 - 7.0 14.7% OIBDA 5 7.2 54 .9 4.2% margin 41 . 6% 42 . 2% - 0.6 p . p Net profit 12. 6 3 .0 315 . 9 % margin 9 . 1% 2 . 3% 6.8 p . p Number of MTS Retail stores 9 5,196 5 ,562 - 6. 6 % Informative : connectivity revenue 104.0 100.4 3.6% Russia results (accounts for over 98% of Group revenue ) Connectivity services revenue in Russia in Q 1 202 3 rose 3 . 6 % year - over - year to RUB 104 . 0 bn , thanks to performance in both B 2 C and B 2 B segments . Adtech segment, covering bulk SMS, email and messenger marketing, ad targeting, and programmatic advertising based on MTS Big Data, and others demonstrated solid growth of 39 . 3 % year - over - year on the back of the expansion of the client base as well as the development and promotion of new services and technologies . Sales of banking services continued to grow, driven by the expansion of the loan portfolio and a boost in fees and commission income, increasing 3 0 . 0 % year - over - year in Q 1 2023 to RUB 18 . 9 bn . In retail, sales of handsets and accessories decreased 23 . 2 % year - over - year to RUB 1 0 . 6 bn in Q 1 2023 . CB0

5 MTS.RU SHAREHOLDER RETURNS In May, the MTS Board of Directors recommended shareholders to approve, at the AGM scheduled for June 18 , 2023 , annual dividends in the amount of RUB 3 4 . 29 per MTS ordinary share based on the Company’s full - year 2022 financial results, equivalent to a total of RUB 6 7 . 2 bn (RUB 6 7 , 198 , 691 , 575 . 1 7 ) when including quasi - treasury shares . The recommended record date to receive FY 2022 dividends is June, 29 , 2023 . According to the applicable legislation, ADR holders do not have the right to receive dividends until their depositary receipts are converted into ordinary shares . The adoption of a new dividend policy has been postponed in the face of continuing uncertainties .

6 MTS.RU OTHER COUNTRY MARKETS (AMD bn) 1Q23 1Q22 Change, % Revenue 1 2. 2 1 1. 8 3. 3 % OIBDA 6.7 6 .4 4.9 % margin 5 4.8% 5 4. 0% 0.8 p.p. Net profit 2. 1 0 . 6 282.4 % margin 17.2% 4.6% 12. 6 p.p. In Armenia , revenue in Q 1 2023 rose 3 . 3 % year - over - year to AMD 1 2 . 2 bn as a result of the increased income from V&D, bulk SMS, and roaming services . In Q 1 2023 , Armenia OIBDA totaled AMD 6 . 7 bn on the back of higher sales as well as cost efficiencies compared to the previous year . At the end of Q 1 2023 , the number of mobile subscribers in Armenia amounted to 2 . 3 m, remaining essentially flat versus the previous quarter . Armenia Belarus In Belarus, which is not consolidated, revenue in Q 1 20 23 increased 8 . 0 % year - over - year to BYN 3 79 m , with the main input from higher voice and data and sales of goods income . OIBDA in Q 1 202 3 rose 5 . 4 % to BYN 19 5 m primarily thanks to growth in V&D services . The number of mobile subscribers in Belarus remained unchanged at 5 . 7 m as of the end of the reporting period . (BYN m) 1Q23 1Q22 Change, % Revenue 3 79 3 51 8.0 % OIBDA 19 5 1 8 5 5. 4 % margin 51. 5% 52. 7% - 1.2 p.p. Net profit 103 9 0 14.4 % margin 27.1% 25.7% 1.4 p.p.

7 MTS.RU RECENT COMPANY NEWS Corporate developments In February 2023 , the US Office of Foreign Assets Control (OFAC) and the UK Office of Financial Sanctions Implementation (OFSI) designated MTS Bank as a sanctioned person pursuant to applicable sanctions regulations adopted by the US and the UK, respectively . Accordingly, MTS Bank became subject to so - called “blocking” (asset - freeze) sanctions maintained by the US and the UK . Among other matters, these sanctions require US and UK third parties, including banks, to block or freeze assets that MTS Bank holds with such parties or otherwise block the settlement of payments to or from MTS Bank and its counterparties . The full impact and potential implications of the imposed sanctions on MTS Bank on the Group’s operations, assets and liabilities cannot be reliably estimated at this time . Management believes it is taking the appropriate measures to mitigate the related negative effects . In March 2023 , MTS announced a global rebranding . The MTS brand now has a new architecture, positioning, a new logo and visual language in general, as well as a unique identity for individual products . In Ma y 2023 , the MTS Board of Directors set June 18 , 2023 , as the date of the Company’s Annual General Meeting of Shareholders (“the AGM”) which will be held in absentia . The record date for the Company’s shareholders entitled to participate in the meeting has been set for May 26 , 2023 . The Board submitted the following matters for inclusion on the AGM agenda : • Approval of the MTS PJSC Annual Report ; MTS PJSC Annual Financial Statements, including MTS PJSC Profit & Loss Statement ; and the distribution of profits and losses of MTS PJSC based on FY 2022 results ; • Approval of the composition of the MTS PJSC Board of Directors ; • Approval of the composition of the Auditing Commission ; • Approval of the Company’s auditor ; • Approval of the Regulations on the Board of Directors as amended, and Regulations on Remunerations & Compensations Payable to Members of the Board of Directors as amended .

8 MTS.RU M&A In March, 2023 , MTS announced the acquisition of DY Technologies LLC for the purposes of building a plant for the industrial production of automotive electronics in order to develop the MTS Auto business vertical . In April, 2023 the Company announced that Stream LLC, an MTS subsidiary, acquired a 100 % stake in Segmento LLC from Sistema VC . As a result of the deal, MTS will strengthen its own Adtech segment and its positions in the advertising market . Following the transaction, Stream and Segmento will be able to combine technological expertise, jointly develop dynamic retargeting tools, and increase revenue through complementary technologies from both companies . In April 2023 , MTS acquired 51% - stake in SCOUT - KR to develop smart vehicle solutions . This acquisition will strengthen MTS‘s position in the transport telematics segment of the Internet of Things market complementing its ecosystem of B 2 B products through the development of the Transport and Geonavigation vertical . SCOUT - KR offers solutions for large corporate fleets to improve traffic safety and economic efficiency, implemented on the basis of its own SaaS platform SKAI using IoT technologies, computer vision and artificial intelligence . Debt In March, 2023 MTS issued RUB 20 bn worth of series 001 Р - 2 4 exchange - traded bonds with a maturity of two years and a coupon rate of 9 . 05 % per annum . MTS used the funds for general corporate purposes and optimization of its debt portfolio . In February, 2023 MTS announced the acquisition of a 67 % stake in Buzzoola Group, one of the leaders of the Adtech market in Russia and the CIS . The purchase of stake in Buzzoola will enable MTS to accelerate the development of its Adtech business and increase its share of the advertising market . MTS will also be able to include Buzzoola’s advertising exchange ( AdEx ) and SSP platform, which will complement the Company’s proprietary DSP and DMP solutions (developing under the umbrella brand MTS Marketer), in its AdTech business . In May 2023 , MTS announced the completion of the third and final stage of its acquisition of Zelenaya Tochka Group’s assets . By exercising its option, MTS bought out the remaining 49 % stake in six local fixed - line Internet providers in Belgorod, Lipetsk, Ufa, Neftekamsk , Beloretsk , Tomsk and Vladivostok . As a result of the deal, MTS has full ownership of all 13 of Zelenaya Tochka Group’s regional assets .

9 MTS.RU Innovation and products In April 2023 , MTS announced the commercial launch of MTS Exolve , a cloud platform for the rapid and flexible creation of communication services, the functionality of which is fully available to all users . Now the platform’s clients, communication service developers, can implement solutions such as callback, authorization by number, intelligent outgoing number selection, number protection, call tracking, and voice and text message management, which will reduce costs and increase the flexibility and efficiency of interaction with customers . The launch of the MTS Exolve platform took place at the end of January 2023 , and its user base now has more than 3 , 000 developer users . In April 2023 , MTS brought the MTS Ocean internal cloud platform to design capacity . The new platform will complement the external commercial platform of the # CloudMTS provider and accelerate and unify the development of MTS cloud ecosystem products, providing them with more secure, reliable and scalable components . Thanks to MTS Ocean, the company will be able to respond faster to customer requests and improve business efficiency . In April 2023 , MTS together with partners, tested a new technology for optimizing NIDD (non - IP data delivery) data transmission for the first time in Russia, on the MTS Internet of Things network, which uses the NB - IoT standard . The technology will reduce costs, increase efficiency and improve security monitoring in relation to electricity supply and consumption . In April 2023 , MTS announced the signing of a contract for the rollout of a private LTE network in the Republic of Sakha (Yakutia) for one of the leading gold mining enterprises and the only producer of tin ore in Russia . In March 2023 , MTS Cybersecurity launched a range of services for auditing the practical security of companies and proactive protection against cyber threats . Companies also have access to traditional security analysis services : Red Teaming, which enables companies to check their readiness to repel cyber attacks on a daily basis ; and pentest services, to check for vulnerabilities and insecure configurations in companies’ individual information systems .

10 MTS.RU CAUTIONARY NOTE ON FORWARD - LOOKING STATEMENTS Some of the information in this press release may contain projections or other forward - looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U . S . Private Securities Litigation Reform Act of 1995 . You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions . We wish to caution you that these statements are only predictions and that actual events or results may differ materially . We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events . We refer you to the documents MTS files from time to time with the U . S . Securities and Exchange Commission, specifically the Company’s most recent Annual Report on Form 20 - F . These documents contain and identify important factors, including those contained in the section captioned “Risk Factors”, that could cause the actual results to differ materially from those contained in our projections or forward - looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to Ukraine ; the expansion of sanctions and restrictive measures imposed on the Russian Federation and a number of Russian legal and natural persons by the United States, European Union, United Kingdom and certain other states, including the sanctions recently imposed on MTS Bank and their potential impact on our operations, assets and liabilities ; responsive regulatory, legislative and other measure[s ] by Russian authorities as a reaction to foreign sanctions and restrictive measures . On May 18 , 2023 MTS’s shareholder Sistema PJSFC (which holds 42 , 085 % in MTS capital) was designated under Russia (Sanctions) (EU Exit) Regulations 2019 (as amended ) (“ UK Regulations”) . This designation does not make MTS a blocked person under the UK Regulations . The other risk factors include volatility in interest and exchange rates (including fluctuations of the value of the Russian ruble against the U . S . dollar and the Euro) ; commodity and equity prices and the value of financial assets ; the impact of decisions by a number of foreign suppliers of goods, works, services and software to suspend or stop providing the supply of goods, works, services and software to Russian legal and natural persons ; the impact of Russian, U . S . and other foreign government programs to restore liquidity and stimulate national and global economies ; our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so ; strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses ; potential fluctuations in quarterly results ; our competitive environment ; our dependence on new service development and tariff structures ; rapid technological and market change ; risks associated with telecommunications infrastructure ; and governmental regulation of the telecommunications industries ; as well as other risks associated with operating in Russia and the CIS volatility of our stock price financial risk management and future growth . In additional, we may face the potential aggravation of existing risk factors or appearance of new risks that may affect our operations and financial results .

NOTE ON FINANCIAL MEASURES & DEFINITIONS

This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows:[10]

Group (RUB bn)	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23
Operating profit	26.7	22.3	32.6	27.8	29.2
Add: D&A	29.5	29.2	27.8	27.8	28.5
Loss from impairment of non-current assets	0.2	0.3	-	-	-
Adjusted OIBDA	56.4	51.8	60.5	55.6	57.7

Russia (RUB bn)	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23
Operating profit	25.7	22.2	32.3	27.3	29.3
Add: D&A	28.9	28.7	27.4	27.3	27.9
Loss from impairment of non-current assets	0.2	0.3	-	-	-
Adjusted OIBDA	54.9	51.2	59.7	54.5	57.2

Armenia (RUB m)	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23
Operating profit	528	528	606	575	613
Add: D&A	595	462	470	504	632
OIBDA	1,123	990	1,076	1,080	1,244

[10] Totals may add up differently due to rounding.

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MTS.RU

OIBDA and OIBDA margin can be reconciled to our operating margin as follows:[11]

Group	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23
Operating margin	20.2%	17.5%	23.7%	19.3%	20.9%
Add: D&A	22.4%	22.9%	20.2%	19.3%	20.5%
Loss from impairment of non-current assets	0.2%	0.2%	-	-	-
Adjusted OIBDA margin	42.7%	40.6%	43.9%	38.5%	41.4%

Russia	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23
Operating margin	19.8%	17.6%	23.8%	19.2%	21.3%
Add: D&A	22.3%	22.8%	20.1%	19.2%	20.3%
Loss from impairment of non-current assets	0.2%	0.2%	-	-	-
Adjusted OIBDA margin	42.2%	40.6%	43.9%	38.3%	41.6%

Armenia	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23
Operating margin	25.4%	28.7%	31.3%	27.6%	27.0%
Add: D&A	28.6%	25.1%	24.3%	24.2%	27.9%
OIBDA margin	54.0%	53.8%	55.7%	51.8%	54.9%

Free cash flow ex-Bank can be reconciled to our free cash flow as follows:

Group (RUB bn)	3m22	6m22	9m22	12m22	3m23
Group free cash flow	-33.6	-13.6	35.5	63.9	9.6
Less: Bank free cash flow	-13.6	-8.3	17.8	26.7	-11.0
Free cash flow ex-Bank	-20.0	-5.3	17.7	37.2	20.6

[11] Totals may add up differently due to rounding

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MTS.RU

13 MTS.RU Definitions Total debt . Total debt represents short - term and long - term debt excluding lease obligations and debt issuance costs . Net debt . Net debt represents total debt less cash and cash equivalents, short - term investments, long - term deposits, swap and currency hedging . Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry . Our net debt calculation may not be similar to the net debt calculation of other companies . The non - IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS . Free Cash Flow . Free cash flow is represented by net cash from operating activities less cash used for certain investing activities . Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry . Our free cash flow calculation may not be similar to the free cash flow calculation of other companies . Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS . Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin . OIBDA represents operating income before depreciation and amortization . OIBDA margin is defined as OIBDA as a percentage of our net revenues . OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss . We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt . While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non - cash current period allocation of costs associated with long - lived assets acquired or constructed in prior periods . Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry . We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded . Subscriber . We define a “subscriber” as an organization or individual whose SIM - card : ▪ shows traffic - generating activity or ▪ accrues a balance for services rendered or ▪ is replenished or topped off over the course of any three - month period, inclusive within the reporting period, and was not blocked at the end of the period .

CONSOLIDATED FINANCIAL STATEMENTS

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(AMOUNTS IN MILLIONS OF RUB EXCEPT PER SHARE AMOUNT)

	Three months ended March 31, 2023	Three months ended March 31, 2022
Service revenue	128 584	117 681
Sales of goods	11 018	14 284
Revenue	**139 602**	**131 965**
Cost of services	(38 525)	(36 366)
Cost of goods	(9 761)	(13 055)
Selling, general and administrative expenses	(30 669)	(24 253)
Depreciation and amortization	(28 549)	(29 546)
Operating share of the profit of associates and joint ventures	1 271	1 340
Impairment of non-current assets	-	(207)
Other operating expenses	(4 189)	(3 228)
Operating profit	**29 180**	**26 650**
Other income / (expenses):		
Finance income	501	403
Finance costs	(12 582)	(14 351)
Other income	(907)	(4 469)
Total other expenses, net	**(12 988)**	**(18 417)**
Profit before tax from continuing operations	**16 192**	**8 233**
Income tax expense	(3 321)	(2 513)
Profit for the period from continuing operations	**12 871**	**5 720**
Discontinued operation:		
Profit after tax for the period from discontinued operation	**59**	**(1 700)**
Profit for the period	**12 930**	**4 020**
Profit for the period attributable to non-controlling interests	(237)	(164)
Profit for the period attributable to owners of the Company	12 693	3 856
Other comprehensive income		
Items that may be reclassified subsequently to profit or loss		
Exchange differences on translating foreign operations	2 475	2 447
Net fair value loss on financial instruments	(75)	(1 485)
Other comprehensive income for the period	2 400	962
Total comprehensive income for the period	15 330	4 980
Less comprehensive income for the period attributable to the noncontrolling interests	(237)	(164)
Comprehensive income for the period attributable to owners of the Company	**15 093**	**4 816**
Weighted average number of common shares outstanding, in thousands - basic	1 684 980	1 664 718
Earnings per share attributable to the Group - basic:		
EPS from continuing operations	7,50	3,34
EPS from discontinued operation	0,04	(1,02)
Total EPS - basic	7,54	2,32
Weighted average number of common shares outstanding, in thousands - diluted	1 708 499	1 691 522
Earnings per share attributable to the Group - diluted:		
EPS from continuing operations	7,39	3,28
EPS from discontinued operation	0,03	(1,01)
Total EPS - diluted	7,42	2,27

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MTS.RU

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND AS OF MARCH 31, 2022
(AMOUNTS IN MILLIONS OF RUB)

	As of March 31, 2023	As of December 31, 2022
ASSETS		
NON-CURRENT ASSETS:		
Property, plant and equipment	308 405	312 509
Investment property	7 428	4 925
Right-of-use assets	119 953	120 192
Goodwill	56 216	55 694
Other intangible assets	110 713	109 549
Investments in associates and joint ventures	10 259	9 752
Other investments	11 126	7 539
Deferred tax assets	11 849	11 610
Accounts receivable, related parties	1 790	1 767
Trade accounts receivable	890	882
Bank deposits and loans to customers	145 297	138 199
Other financial assets	14 008	5 383
Other assets	3 475	4 046
Total non-current assets	801 409	782 047
CURRENT ASSETS:		
Inventories	13 057	14 199
Trade and other receivables	38 281	37 176
Accounts receivable, related parties	3 740	2 643
Bank deposits and loans to customers	101 390	96 135
Short-term investments	22 197	24 422
Advances paid and prepaid expenses	7 095	8 160
VAT receivable	10 141	10 867
Income tax assets	751	785
Assets held for sale	156	273
Cash and cash equivalents	61 704	78 292
Other financial assets	24 579	24 015
Other assets	2 221	3 916
Total current assets	285 312	300 883
TOTAL ASSETS	1 086 721	1 082 930
EQUITY AND LIABILITIES		
EQUITY:		
Equity attributable to owners of the Company	5 607	- 9 367
Non-controlling interests	6 079	5 750
Total equity	11 686	- 3 617
NON-CURRENT LIABILITIES:		
Borrowings	339 102	368 393
Lease obligations	123 169	123 894
Bank deposits and liabilities	9 204	12 397
Deferred tax liabilities	17 035	17 759
Provisions	6 433	7 288
Contract liabilities	987	1 124
Other financial liabilities	4 278	3 464
Other liabilities	1 842	883
Total non-current liabilities	502 050	535 202
CURRENT LIABILITIES:		
Trade and other payables	68 746	67 166
Accounts payable, related parties	1 608	1 451
Contract liabilities	25 705	26 082
Borrowings	123 637	117 747
Lease obligations	21 055	19 608
Bank deposits and liabilities	274 082	260 744
Income tax liabilities	2 988	3 150
Provisions	18 989	23 757
Other financial liabilities	3 093	2 985
Other liabilities	33 082	28 655
Total current liabilities	572 985	551 345
TOTAL EQUITY AND LIABILITIES	**1 086 721**	**1 082 930**

15
MTS.RU

16 MTS.RU MOBILE TELESYSTEMS CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022 (AMOUNTS IN MILLIONS OF RUB) Three months ended Three months ended March 31, 2023 March 31, 2022 Profit for the period 12 930 4 020 Adjustments for: Depreciation and amortization 28 549 29 586 Finance income (501) (403) Finance costs 12 582 14 358 Income tax expense 3 321 2 456 Net foreign exchange loss / (gain) and change in fair value of financial instruments 1 455 5 863 Share of profit of associates and joint ventures (1 351) (1 390) Impairment of non - current assets - 207 Inventory obsolescence expense 566 420 Allowance for doubtful accounts 735 721 Bank reserves 6 473 4 520 Change in provisions (4 513) (5 851) Other non - cash items (728) (1 221) Movements in operating assets and liabilities: (Increase)/decrease in trade and other receivables and contract assets (1 360) 963 Increase in bank deposits and loans to customers (18 752) (13 469) Decrease/(increase) in inventory 592 (295) Decrease in VAT receivable 782 461 (Increase)/decrease in advances paid and prepaid expenses (8 846) 1 184 Increase/(Decrease) in trade and other payables, contract liabilities and other current liabilities 6 504 (9 288) Increase/(Decrease) in bank deposits and liabilities 5 925 (8 481) Dividends received 717 838 Income taxes paid (4 308) (2 601) Interest received 260 237 Interest paid, net of interest capitalized (12 732) (13 820) Net cash provided by operating activities 28 301 9 015

17 MTS.RU CONTACTS ir@mts.ru 8 (495) 223 - 20 - 25 CASH FLOWS FROM INVESTING ACTIVITIES: Acquisition of subsidiary, net of cash acquired - (5 158) Purchases of property, plant and equipment (6 890) (25 997) Purchases of other intangible assets (10 540) (11 338) Cost to obtain and fulfill contracts, paid (987) (1 126) Proceeds from sale of property, plant and equipment and assets held for sale 533 1 100 Purchases of short - term and other investments (1 296) (1 238) Proceeds from sale of short - term and other investments 926 1 974 Investments in associates and joint ventures (710) - Cash (payments)/proceeds related to swap contracts (101) 146 Proceeds from sale of subsidiaries, net of cash disposed - (86) Other investing activities (52) 250 Net cash used in investing activities (19 115) (41 473) CASH FLOWS FROM FINANCING ACTIVITIES: Repayment of loans (35 939) (5 432) Proceeds from loans 382 46 076 Repayment of notes (10 000) (10 000) Proceeds from issuance of notes 20 600 - Notes and debt issuance cost paid (35) - Lease obligation principal paid (4 525) (3 453) Dividends paid (54) (8) Repurchase of common stock - - Cash flows from transactions under common control 21 - Other financing activities - (1 999) Net cash (used in) / provided by financing activities (29 549) 25 184 Effect of exchange rate changes on cash and cash equivalents 3 774 1 642 NET DECREASE IN CASH AND CASH EQUIVALENTS: (16 589) (5 632) CASH AND CASH EQUIVALENTS, at beginning of the period 78 292 40 590 CASH AND CASH EQUIVALENTS, at end of the period 61 704 34 958

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: May 19, 2023